Mail Stop 6010


      July 22, 2005


Mr. Richard P. Lindsay
Chief Financial Officer
StockerYale, Inc.
32 Hampshire Road
Salem, New Hampshire

	Re:	StockerYale, Inc.
		Form 10-KSB for the Year Ended December 31, 2004 and related filings
		Form 10-QSB for the Quarter Ended March 31, 2005
      File No. 000-27372


Dear Mr. Lindsay:

      We have reviewed your filings and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB for the Year Ended December 31, 2004

General

1. We note that you have filed your quarterly Exchange Act reports
during 2004 under Regulation S-X.   We then note that you filed
your
annual Exchange Act report under Regulation S-B. Please note that a reporting company may only file Exchange Act reports under Regulation
S-B at the beginning of a fiscal year starting with their first quarterly report. You cannot enter the Regulation S-B system during a fiscal year if you have already filed Exchange Act reports for periods included in that fiscal year under Regulation S-X. Please amend your report to meet the requirements of Regulation S-X.

Item 7.  Financial Statements, page 25

Notes to Financial Statements, page 31

Note 3.  Summary of Significant Accounting Policies, page 32

-Principles of Consolidation, page 32

2. We note that you have consolidated your majority-owned subsidiaries. Revise your filing to present minority interests separately in your financial statements, if material.

-Long-Lived Assets, page 33

3. We note that you recorded asset impairment charges totaling $1,905,000 and $173,000 for the years ended December 31, 2003 and 2004, respectively. Please tell us and revise this note and MD&A to disclose for each material component of the charge how you measured the amount of impairment. In addition, disclose the amount of the charge related to each material component and the substantive reasons why each of the charges was necessary. Refer to the guidance in SFAS
144.

-Revenue Recognition, page 34

4. We note from your disclosures on pages 3 and 4 that you provide custom designed laser equipment and custom designed fibers to your customers. Tell us and revise your filing to explain why it is appropriate to recognize revenue upon shipment. Within your discussion, please explain to us whether any of your sales require post shipment obligations, such as customer acceptance, installation, or training.

5. We note from your disclosure on page 5 and throughout the filing that you have entered into arrangements to sell your products through distributors. Tell us and revise your filing to explain the nature and significant terms of these arrangements with distributors, including any post shipment obligations and acceptance provisions. Tell us and revise your filing to disclose how you account for any incentives you offer these distributors, such as price protection, stock rotation or price concessions. Consider revising your critical accounting policy disclosure on page 23 to discuss the terms of your arrangements with distributors and how management makes estimates relating to these arrangements.

6. We note from your disclosure on page 22 that you provide product warranties to your customers. Revise your footnotes to disclose the nature of the warranties that you provide to your customers and provide all of the disclosures required by paragraph 14 of FIN 45, if material.

Note 8. Goodwill, page 39

7. We note from your disclosure on page 50 that you have had significant operating losses associated with your Illumination segment and that you have goodwill of $2.7 million related to this segment. Tell us and revise your filing to explain in greater detail how you determined that goodwill was not impaired at December 31, 2004. Refer to the guidance in SFAS 142.

Forms 8-K dated April 15, 2005 and March 8, 2005

8. We note that you have presented non-GAAP financial measures in your press releases. Your presentation of non-GAAP information does not appear to comply with Regulation G and Item 10 of Regulation S-K.
Please revise future filings to present the most directly comparable financial measure calculated and presented in accordance with GAAP and a reconciliation of the differences between the non-GAAP financial measure disclosed or released with the most comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to paragraph (e)(1)(i) of Item 10 of Regulation S-
K.

      As appropriate, please amend your 2004 Form 10-KSB and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tara Harkins, Staff Accountant, at (202)
551-
3639, Kevin Vaughn, Staff Accountant at (202) 551-3643 or me at
(202)
551-3327 if you have questions regarding these comments.


      							Sincerely,



								Michele Gohlke
								Branch Chief


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Mr. Richard P. Lindsay
StockerYale, Inc.
July 22, 2005
Page 4